

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia



05009844

July 13, 2005



RECEIVED
JUL 19 2005
213

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 21 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
13 July 2005 (ASX – Announcement & Media Release, Activity Update and Welder Ranch Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

13 July 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE
ACTIVITY UPDATE

FAR has commenced activity on several fronts in its USA program with the objective of further increasing cash flow and production. In a separate release to the ASX this morning FAR advised that both Welder Ranch wells have been completed for production and are scheduled to commence sales this month. The following additional activity is also underway in the USA.



Lake Long Project, Lafourche Parish, South Louisiana
Production increases planned

A work-over rig is expected on location this week at Lake Long Field, Lafourche Parish, South Louisiana to commence behind pipe completions and improve production on the SL #28 and SL #2ST wells.

Plans are to complete the SL #2ST well in the 9500 Lower C Sand. This zone is present in nearby wells and is best developed at the #2ST location but has not been produced. The Lower C zone is expected to have virgin pressure and is likely to flow around 1.5 million cubic feet of gas per day with associated condensate. Costs are expected to be recouped in 18 days. FAR has a 12.625% working interest in the #2ST well which was drilled in 2003.

The same rig will be used to successively test a series of behind pipe sands in the SL #28 well in which FAR has a smaller working interest of 1.375%. FAR also has a 1.375% working interest in the proposed SL 328 #8 well, expected to be drilled within the Lake long Field in approximately 120 days.

The drill data from the successful SL328#1 well drilled in 2004 (FAR 4.09375%) has been integrated into a reprocessed 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. Due to the tight rig market the earliest a well is likely to be drilled to test these new prospects is late 2005.

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include the Operator, Kriti Exploration Inc of Houston.

Loveless "E" #1, Hardeman County, Texas (FAR 16.25%)
Pump installation in progress

The Loveless "E" well (FAR 16.25%) which was drilled in 1990 has now reached cumulative production of approximately 1.1 million barrels of oil and 1BCF of gas and is one of the most successful wells in the USA program. The well has declined over its productive life to 21 barrels of oil per day and 25 thousand cubic feet of gas per day with water being produced for the first time. The working interest owners have agreed with a proposal to place the well on pump with the objective of increasing production to 50 barrels of oil per day with associated water. The pumping unit has been purchased and will be installed next week.

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17%)
Rig tenders sought

Location building has been completed in preparation for the drilling of the Schwing "A" #1 well, a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

A rig is now being sought and is likely to see a well commenced during August 2005.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Rig Option secured

Operator and major participant in the Eagle project, Victoria, is now finalising a farm out via a drilling fund in the USA through a US$10 million IPO of Eagle Oil LLC containing its 56.5% interest. Eagle Oil has taken an option on the stacked Kenai rig in Bakersfield with operations to be run by Bakersfield drilling consultants, Drilltek Inc, to drill Eagle 2 up-dip of Eagle 1 on the main portion of the stratigraphic trap. A possible Eagle 2 drill date based on a successful IPO outcome is now 4th quarter 2005. Given its improved financial outlook following the Option Underwriting, FAR has declined to participate in the farm out with the drilling fund and will contribute to the drill cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.

Commenting on its US activities, executive Chairman Michael Evans said that

"following this mornings release on the successful completions at Welder Ranch there are a number of initiatives now in progress that are likely to further improve FAR's production profile. These initiatives correspond with a strong pricing regime for natural gas ($US7.83 per mcf) and oil (US$60 per barrel)"

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

13 July 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE
ACTIVITY UPDATE

Welder Ranch Wells completed for production

Following is an extract of a release made overnight by the operator confirming the successful completion of the Vaquero #1 and # 2 wells in the United States.

Dune Energy, Inc. Successfully Completes Welder Ranch Wells

HOUSTON, Texas, July 12, 2005 -- Dune Energy, Inc. ("Dune" or the "Company") (AMEX: DNE) announced today the successful completion of two wells drilled on each of (i) its Welder Ranch acreage, located in Victoria County, Texas.

Welder Ranch Property: The Vaquero #1 was completed in the 9,300 foot sand. The pay zone was determined to be gas productive, with relatively low permeability. The well was fracture stimulated ("fraced") and put on test, during which time the well produced natural gas at a rate of 1.5 MMcf/d and 34 B/d of condensate on an 18/64" choke, with flowing tubing pressure of 1,000 psi. The Vaquero #1 will be connected to a gas line within the next three days.

The Vaquero #2 was perforated in the 12,000 foot horizon. During a test, the well produced 2.4 MMcf/d of natural gas and 36 B/d of condensate on a 10/64" choke, with flowing tubing pressure of 4,050 psi. The well is presently shut in awaiting pipeline connection, with a surface pressure of 7,500 psi. It is expected that gas sales will commence on or about July 18, 2005.

Based upon initial review of data, it is expected that the Vaquero #2 will be fraced, which management and outside consultants believe could dramatically increase the current flow rate. Such decision will be made following a relatively short period of production. The 9,300 foot pay zone encountered in the Vaquero #1 was also tested to be productive in the Vaquero #2, and will be categorized as "Proved Behind Pipe."

Dune has identified at least two additional offset/twin proved undeveloped ("PUD") locations that will be drilled by year end, pending rig availability. Management has high expectations for meaningful increases in production and proved reserves both from its ongoing Welder Ranch development as well as from other potentially high impact amplitude anomalies identified on the property.

Dr. Amiel David, President and COO, stated, "We are quite pleased with the success of our exploration efforts on the Welder Ranch, and excited about additional exploratory potential on the property."

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected drilling and development wells and associated costs, statements relating to estimates of, and increases in, production, cash flows and values, statements relating to the continued advancement of Dune Energy, Inc.'s projects and other statements which are not historical facts. When used in this document, the words such as "could," "plan," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although Dune Energy, Inc. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Dune's Annual report on Form 10-KSB filed with the U.S. Securities and Exchange Commission.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the original agreement FAR has earned a 9 percent working interest in both the Vaquero #1 and #2 wells. FAR has subsequently elected to increase its working interest in the Vaquero #1 well to approximately 9.69% (subject to revision).

Commenting on the announcement by Dune, executive Chairman, Michael Evans said

> *"The release by Dune is very positive for FAR shareholders as the revenue stream at Welder Ranch will add to our growing production base and enhance cash flows. Both wells will be in production this month providing a quick turn around from completion to sales. We have also set up future drilling objectives and confirmed the highly prospective nature of the Welder Ranch Project.*
>
> *The completion of these Welder Ranch wells continues our unbroken record of successful well completions which commenced with the Lake Long Deep project during 2004. We now look forward to drilling South Grosse Tete (Louisiana) and Eagle (California).*
>
> *Mid this week, a rig moves onto our Lake Long Field to complete behind pipe sands and increase production in two of our wells and this will be subject of a separate press release later today.*
>
> *On top of our recent underwriting that will inject $7.9 million into FAR, these latest developments should come as welcome news to both our shareholders and holders of options that convert at month end"*

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au